UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

MERITAGE HOMES CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

59001A102

(CUSIP Number)

J. Kevin Mann, Esq.

Seltzer Caplan McMahon Vitek

750 B Street, Suite 2100

San Diego, California 92101

(619) 685-3003

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 21, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59001A102

1.	Names of Reporting Persons McCarthy Group, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,185,920

	8.	Shared Voting Power 1,000,000

	9.	Sole Dispositive Power 1,185,920

	10.	Shared Dispositive Power 1,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,692,470*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.8%

14.	Type of Reporting Person (See Instructions) OO

* Includes (i) 474,000 shares of Common Stock held by The Robert Sarver Trust, of which Robert Sarver is the sole trustee; (ii) 4,400 shares of Common Stock held by the Eva Lauren Hilton Trust FBO Eva Lauren Hilton, of which Robert Sarver is the sole trustee; (iii) 4,400 shares of Common Stock held by the Shari Rachel Hilton Trust FBO Shari Rachel Hilton, of which Robert Sarver is the sole trustee; (iv) 6,000 shares of Common Stock held as separate property by Penny Sarver, the spouse of Robert Sarver; (v) 2,000 shares of Common Stock held by Penny Sarver (spouse of Robert Sarver) as custodian FBO Max Sarver (their minor son); (vi) options currently exercisable (or exercisable within 60 days) to acquire 15,750 shares of Common Stock held by Robert Sarver; (vii) 1,185,920 shares of Common Stock held by Fulcrum Homes, LLC; and (viii) 1,000,000 shares of Common Stock held by Southwest Value Partners Fund XIV, LP.  This Reporting Person expressly disclaims any beneficial ownership of the shares listed in (i) – (vi) above.

CUSIP No. 59001A102

1.	Names of Reporting Persons MGI Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nebraska

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,185,920

	8.	Shared Voting Power 1,000,000

	9.	Sole Dispositive Power 1,185,920

	10.	Shared Dispositive Power 1,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,692,470*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.8%

14.	Type of Reporting Person (See Instructions) CO

* Includes (i) 474,000 shares of Common Stock held by The Robert Sarver Trust, of which Robert Sarver is the sole trustee; (ii) 4,400 shares of Common Stock held by the Eva Lauren Hilton Trust FBO Eva Lauren Hilton, of which Robert Sarver is the sole trustee; (iii) 4,400 shares of Common Stock held by the Shari Rachel Hilton Trust FBO Shari Rachel Hilton, of which Robert Sarver is the sole trustee; (iv) 6,000 shares of Common Stock held as separate property by Penny Sarver, the spouse of Robert Sarver; (v) 2,000 shares of Common Stock held by Penny Sarver (spouse of Robert Sarver) as custodian FBO Max Sarver (their minor son); (vi) options currently exercisable (or exercisable within 60 days) to acquire 15,750 shares of Common Stock held by Robert Sarver; (vii) 1,185,920 shares of Common Stock held by Fulcrum Homes, LLC; and (viii) 1,000,000 shares of Common Stock held by Southwest Value Partners Fund XIV, LP.  This Reporting Person expressly disclaims any beneficial ownership of the shares listed in (i) – (vi) above.

CUSIP No. 59001A102

1.	Names of Reporting Persons McCarthy Capital Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nebraska

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,185,920

	8.	Shared Voting Power 1,000,000

	9.	Sole Dispositive Power 1,185,920

	10.	Shared Dispositive Power 1,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,692,470*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.8%

14.	Type of Reporting Person (See Instructions) IA, CO

* Includes (i) 474,000 shares of Common Stock held by The Robert Sarver Trust, of which Robert Sarver is the sole trustee; (ii) 4,400 shares of Common Stock held by the Eva Lauren Hilton Trust FBO Eva Lauren Hilton, of which Robert Sarver is the sole trustee; (iii) 4,400 shares of Common Stock held by the Shari Rachel Hilton Trust FBO Shari Rachel Hilton, of which Robert Sarver is the sole trustee; (iv) 6,000 shares of Common Stock held as separate property by Penny Sarver, the spouse of Robert Sarver; (v) 2,000 shares of Common Stock held by Penny Sarver (spouse of Robert Sarver) as custodian FBO Max Sarver (their minor son); (vi) options currently exercisable (or exercisable within 60 days) to acquire 15,750 shares of Common Stock held by Robert Sarver; (vii) 1,185,920 shares of Common Stock held by Fulcrum Homes, LLC; and (viii) 1,000,000 shares of Common Stock held by Southwest Value Partners Fund XIV, LP.  This Reporting Person expressly disclaims any beneficial ownership of the shares listed in (i) – (vi) above.

CUSIP No. 59001A102

1.	Names of Reporting Persons Fulcrum Growth Partners II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,692,470*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.8%

14.	Type of Reporting Person (See Instructions) PN

* Includes (i) 474,000 shares of Common Stock held by The Robert Sarver Trust, of which Robert Sarver is the sole trustee; (ii) 4,400 shares of Common Stock held by the Eva Lauren Hilton Trust FBO Eva Lauren Hilton, of which Robert Sarver is the sole trustee; (iii) 4,400 shares of Common Stock held by the Shari Rachel Hilton Trust FBO Shari Rachel Hilton, of which Robert Sarver is the sole trustee; (iv) 6,000 shares of Common Stock held as separate property by Penny Sarver, the spouse of Robert Sarver; (v) 2,000 shares of Common Stock held by Penny Sarver (spouse of Robert Sarver) as custodian FBO Max Sarver (their minor son); (vi) options currently exercisable (or exercisable within 60 days) to acquire 15,750 shares of Common Stock held by Robert Sarver; (vii) 1,185,920 shares of Common Stock held by Fulcrum Homes, LLC; and (viii) 1,000,000 shares of Common Stock held by Southwest Value Partners Fund XIV, LP.  This Reporting Person expressly disclaims any beneficial ownership of the shares listed in (i) – (vi) above.

CUSIP No. 59001A102

1.	Names of Reporting Persons Fulcrum GP, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,692,470*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.8%

14.	Type of Reporting Person (See Instructions) OO

* Includes (i) 474,000 shares of Common Stock held by The Robert Sarver Trust, of which Robert Sarver is the sole trustee; (ii) 4,400 shares of Common Stock held by the Eva Lauren Hilton Trust FBO Eva Lauren Hilton, of which Robert Sarver is the sole trustee; (iii) 4,400 shares of Common Stock held by the Shari Rachel Hilton Trust FBO Shari Rachel Hilton, of which Robert Sarver is the sole trustee; (iv) 6,000 shares of Common Stock held as separate property by Penny Sarver, the spouse of Robert Sarver; (v) 2,000 shares of Common Stock held by Penny Sarver (spouse of Robert Sarver) as custodian FBO Max Sarver (their minor son); (vi) options currently exercisable (or exercisable within 60 days) to acquire 15,750 shares of Common Stock held by Robert Sarver; (vii) 1,185,920 shares of Common Stock held by Fulcrum Homes, LLC; and (viii) 1,000,000 shares of Common Stock held by Southwest Value Partners Fund XIV, LP.  This Reporting Person expressly disclaims any beneficial ownership of the shares listed in (i) – (vi) above.

CUSIP No. 59001A102

1.	Names of Reporting Persons Fulcrum Growth Partners III, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,692,470*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.8%

14.	Type of Reporting Person (See Instructions) OO

* Includes (i) 474,000 shares of Common Stock held by The Robert Sarver Trust, of which Robert Sarver is the sole trustee; (ii) 4,400 shares of Common Stock held by the Eva Lauren Hilton Trust FBO Eva Lauren Hilton, of which Robert Sarver is the sole trustee; (iii) 4,400 shares of Common Stock held by the Shari Rachel Hilton Trust FBO Shari Rachel Hilton, of which Robert Sarver is the sole trustee; (iv) 6,000 shares of Common Stock held as separate property by Penny Sarver, the spouse of Robert Sarver; (v) 2,000 shares of Common Stock held by Penny Sarver (spouse of Robert Sarver) as custodian FBO Max Sarver (their minor son); (vi) options currently exercisable (or exercisable within 60 days) to acquire 15,750 shares of Common Stock held by Robert Sarver; (vii) 1,185,920 shares of Common Stock held by Fulcrum Homes, LLC; and (viii) 1,000,000 shares of Common Stock held by Southwest Value Partners Fund XIV, LP.  This Reporting Person expressly disclaims any beneficial ownership of the shares listed in (i) – (vi) above.

CUSIP No. 59001A102

1.	Names of Reporting Persons Fulcrum Homes, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nebraska

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,185,920

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,185,920

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,692,470*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.8%

14.	Type of Reporting Person (See Instructions) OO

* Includes (i) 474,000 shares of Common Stock held by The Robert Sarver Trust, of which Robert Sarver is the sole trustee; (ii) 4,400 shares of Common Stock held by the Eva Lauren Hilton Trust FBO Eva Lauren Hilton, of which Robert Sarver is the sole trustee; (iii) 4,400 shares of Common Stock held by the Shari Rachel Hilton Trust FBO Shari Rachel Hilton, of which Robert Sarver is the sole trustee; (iv) 6,000 shares of Common Stock held as separate property by Penny Sarver, the spouse of Robert Sarver; (v) 2,000 shares of Common Stock held by Penny Sarver (spouse of Robert Sarver) as custodian FBO Max Sarver (their minor son); (vi) options currently exercisable (or exercisable within 60 days) to acquire 15,750 shares of Common Stock held by Robert Sarver; (vii) 1,185,920 shares of Common Stock held by Fulcrum Homes, LLC; and (viii) 1,000,000 shares of Common Stock held by Southwest Value Partners Fund XIV, LP.  Fulcrum Homes, LLC expressly disclaims any beneficial ownership of the shares listed in (i) – (vi) and (viii) above.

CUSIP No. 59001A102

1.	Names of Reporting Persons Fulcrum Real Estate, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,000,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,692,470*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.8%

14.	Type of Reporting Person (See Instructions) OO

* Includes (i) 474,000 shares of Common Stock held by The Robert Sarver Trust, of which Robert Sarver is the sole trustee; (ii) 4,400 shares of Common Stock held by the Eva Lauren Hilton Trust FBO Eva Lauren Hilton, of which Robert Sarver is the sole trustee; (iii) 4,400 shares of Common Stock held by the Shari Rachel Hilton Trust FBO Shari Rachel Hilton, of which Robert Sarver is the sole trustee; (iv) 6,000 shares of Common Stock held as separate property by Penny Sarver, the spouse of Robert Sarver; (v) 2,000 shares of Common Stock held by Penny Sarver (spouse of Robert Sarver) as custodian FBO Max Sarver (their minor son); (vi) options currently exercisable (or exercisable within 60 days) to acquire 15,750 shares of Common Stock held by Robert Sarver; (vii) 1,185,920 shares of Common Stock held by Fulcrum Homes, LLC; and (viii) 1,000,000 shares of Common Stock held by Southwest Value Partners Fund XIV, LP.  This Reporting Person expressly disclaims any beneficial ownership of the shares listed in (i) – (vi) above.

CUSIP No. 59001A102

1.	Names of Reporting Persons Michael R. McCarthy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,185,920

	8.	Shared Voting Power 1,000,000

	9.	Sole Dispositive Power 1,185,920

	10.	Shared Dispositive Power 1,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,692,470*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.8%

14.	Type of Reporting Person (See Instructions) IN

* Includes (i) 474,000 shares of Common Stock held by The Robert Sarver Trust, of which Robert Sarver is the sole trustee; (ii) 4,400 shares of Common Stock held by the Eva Lauren Hilton Trust FBO Eva Lauren Hilton, of which Robert Sarver is the sole trustee; (iii) 4,400 shares of Common Stock held by the Shari Rachel Hilton Trust FBO Shari Rachel Hilton, of which Robert Sarver is the sole trustee; (iv) 6,000 shares of Common Stock held as separate property by Penny Sarver, the spouse of Robert Sarver; (v) 2,000 shares of Common Stock held by Penny Sarver (spouse of Robert Sarver) as custodian FBO Max Sarver (their minor son); (vi) options currently exercisable (or exercisable within 60 days) to acquire 15,750 shares of Common Stock held by Robert Sarver; (vii) 1,185,920 shares of Common Stock held by Fulcrum Homes, LLC; and (viii) 1,000,000 shares of Common Stock held by Southwest Value Partners Fund XIV, LP.  This Reporting Person expressly disclaims any beneficial ownership of the shares listed in (i) – (vi) above.

CUSIP No. 59001A102

1.	Names of Reporting Persons Dana C. Bradford

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,000,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,692,470*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.8%

14.	Type of Reporting Person (See Instructions) IN

* Includes (i) 474,000 shares of Common Stock held by The Robert Sarver Trust, of which Robert Sarver is the sole trustee; (ii) 4,400 shares of Common Stock held by the Eva Lauren Hilton Trust FBO Eva Lauren Hilton, of which Robert Sarver is the sole trustee; (iii) 4,400 shares of Common Stock held by the Shari Rachel Hilton Trust FBO Shari Rachel Hilton, of which Robert Sarver is the sole trustee; (iv) 6,000 shares of Common Stock held as separate property by Penny Sarver, the spouse of Robert Sarver; (v) 2,000 shares of Common Stock held by Penny Sarver (spouse of Robert Sarver) as custodian FBO Max Sarver (their minor son); (vi) options currently exercisable (or exercisable within 60 days) to acquire 15,750 shares of Common Stock held by Robert Sarver; (vii) 1,185,920 shares of Common Stock held by Fulcrum Homes, LLC; and (viii) 1,000,000 shares of Common Stock held by Southwest Value Partners Fund XIV, LP.  This Reporting Person expressly disclaims any beneficial ownership of the shares listed in (i) – (vi) above.

CUSIP No. 59001A102

1.	Names of Reporting Persons Southwest Value Partners Fund XIV, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,000,000

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,000,000

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,692,470**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.8%

14.	Type of Reporting Person (See Instructions) PN

** Includes (i) 474,000 shares of Common Stock held by The Robert Sarver Trust, of which Robert Sarver is the sole trustee; (ii) 4,400 shares of Common Stock held by the Eva Lauren Hilton Trust FBO Eva Lauren Hilton, of which Robert Sarver is the sole trustee; (iii) 4,400 shares of Common Stock held by the Shari Rachel Hilton Trust FBO Shari Rachel Hilton, of which Robert Sarver is the sole trustee; (iv) 6,000 shares of Common Stock held as separate property by Penny Sarver, the spouse of Robert Sarver; (v) 2,000 shares of Common Stock held by Penny Sarver (spouse of Robert Sarver) as custodian FBO Max Sarver (their minor son); (vi) options currently exercisable (or exercisable within 60 days) to acquire 15,750 shares of Common Stock held by Robert Sarver; (vii) 1,185,920 shares of Common Stock held by Fulcrum Homes, LLC; and (viii) 1,000,000 shares of Common Stock held by Southwest Value Partners Fund XIV, LP.  This Reporting Person expressly disclaims any beneficial ownership of the shares listed in (i) – (vii) above.

CUSIP No. 59001A102

1.	Names of Reporting Persons SWVP Fund XIV GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,000,000

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,000,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,692,470**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.8%

14.	Type of Reporting Person (See Instructions) OO

** Includes (i) 474,000 shares of Common Stock held by The Robert Sarver Trust, of which Robert Sarver is the sole trustee; (ii) 4,400 shares of Common Stock held by the Eva Lauren Hilton Trust FBO Eva Lauren Hilton, of which Robert Sarver is the sole trustee; (iii) 4,400 shares of Common Stock held by the Shari Rachel Hilton Trust FBO Shari Rachel Hilton, of which Robert Sarver is the sole trustee; (iv) 6,000 shares of Common Stock held as separate property by Penny Sarver, the spouse of Robert Sarver; (v) 2,000 shares of Common Stock held by Penny Sarver (spouse of Robert Sarver) as custodian FBO Max Sarver (their minor son); (vi) options currently exercisable (or exercisable within 60 days) to acquire 15,750 shares of Common Stock held by Robert Sarver; (vii) 1,185,920 shares of Common Stock held by Fulcrum Homes, LLC; and (viii) 1,000,000 shares of Common Stock held by Southwest Value Partners Fund XIV, LP.  This Reporting Person expressly disclaims any beneficial ownership of the shares listed in (i) – (vii) above.

CUSIP No. 59001A102

1.	Names of Reporting Persons Southwest Value Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,000,000

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,000,000

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,692,470**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.8%

14.	Type of Reporting Person (See Instructions) OO

** Includes (i) 474,000 shares of Common Stock held by The Robert Sarver Trust, of which Robert Sarver is the sole trustee; (ii) 4,400 shares of Common Stock held by the Eva Lauren Hilton Trust FBO Eva Lauren Hilton, of which Robert Sarver is the sole trustee; (iii) 4,400 shares of Common Stock held by the Shari Rachel Hilton Trust FBO Shari Rachel Hilton, of which Robert Sarver is the sole trustee; (iv) 6,000 shares of Common Stock held as separate property by Penny Sarver, the spouse of Robert Sarver; (v) 2,000 shares of Common Stock held by Penny Sarver (spouse of Robert Sarver) as custodian FBO Max Sarver (their minor son); (vi) options currently exercisable (or exercisable within 60 days) to acquire 15,750 shares of Common Stock held by Robert Sarver; (vii) 1,185,920 shares of Common Stock held by Fulcrum Homes, LLC; and (viii) 1,000,000 shares of Common Stock held by Southwest Value Partners Fund XIV, LP.  This Reporting Person expressly disclaims any beneficial ownership of the shares listed in (i) – (vii) above.

CUSIP No. 59001A102

1.	Names of Reporting Persons SWVP XIV, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,000,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,692,470**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.8%

14.	Type of Reporting Person (See Instructions) OO

** Includes (i) 474,000 shares of Common Stock held by The Robert Sarver Trust, of which Robert Sarver is the sole trustee; (ii) 4,400 shares of Common Stock held by the Eva Lauren Hilton Trust FBO Eva Lauren Hilton, of which Robert Sarver is the sole trustee; (iii) 4,400 shares of Common Stock held by the Shari Rachel Hilton Trust FBO Shari Rachel Hilton, of which Robert Sarver is the sole trustee; (iv) 6,000 shares of Common Stock held as separate property by Penny Sarver, the spouse of Robert Sarver; (v) 2,000 shares of Common Stock held by Penny Sarver (spouse of Robert Sarver) as custodian FBO Max Sarver (their minor son); (vi) options currently exercisable (or exercisable within 60 days) to acquire 15,750 shares of Common Stock held by Robert Sarver; (vii) 1,185,920 shares of Common Stock held by Fulcrum Homes, LLC; and (viii) 1,000,000 shares of Common Stock held by Southwest Value Partners Fund XIV, LP.  This Reporting Person expressly disclaims any beneficial ownership of the shares listed in (i) – (vii) above.

CUSIP No. 59001A102

1.	Names of Reporting Persons SWVP XIV Management Co., Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,000,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,692,470**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.8%

14.	Type of Reporting Person (See Instructions) CO

** Includes (i) 474,000 shares of Common Stock held by The Robert Sarver Trust, of which Robert Sarver is the sole trustee; (ii) 4,400 shares of Common Stock held by the Eva Lauren Hilton Trust FBO Eva Lauren Hilton, of which Robert Sarver is the sole trustee; (iii) 4,400 shares of Common Stock held by the Shari Rachel Hilton Trust FBO Shari Rachel Hilton, of which Robert Sarver is the sole trustee; (iv) 6,000 shares of Common Stock held as separate property by Penny Sarver, the spouse of Robert Sarver; (v) 2,000 shares of Common Stock held by Penny Sarver (spouse of Robert Sarver) as custodian FBO Max Sarver (their minor son); (vi) options currently exercisable (or exercisable within 60 days) to acquire 15,750 shares of Common Stock held by Robert Sarver; (vii) 1,185,920 shares of Common Stock held by Fulcrum Homes, LLC; and (viii) 1,000,000 shares of Common Stock held by Southwest Value Partners Fund XIV, LP.  This Reporting Person expressly disclaims any beneficial ownership of the shares listed in (i) – (vii) above.

CUSIP No. 59001A102

1.	Names of Reporting Persons Robert G. Sarver

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 496,300

	8.	Shared Voting Power 1,000,000

	9.	Sole Dispositive Power 496,300

	10.	Shared Dispositive Power 1,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,692,470***

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.8%

14.	Type of Reporting Person (See Instructions) IN

*** Includes (i) 474,000 shares of Common Stock held by The Robert Sarver Trust, of which Robert Sarver is the sole trustee; (ii) 4,400 shares of Common Stock held by the Eva Lauren Hilton Trust FBO Eva Lauren Hilton, of which Robert Sarver is the sole trustee; (iii) 4,400 shares of Common Stock held by the Shari Rachel Hilton Trust FBO Shari Rachel Hilton, of which Robert Sarver is the sole trustee; (iv) 6,000 shares of Common Stock held as separate property by Penny Sarver, the spouse of Robert Sarver; (v) 2,000 shares of Common Stock held by Penny Sarver (spouse of Robert Sarver) as custodian FBO Max Sarver (their minor son); (vi) options currently exercisable (or exercisable within 60 days) to acquire 15,750 shares of Common Stock held by Robert Sarver; (vii) 1,185,920 shares of Common Stock held by Fulcrum Homes, LLC; and (viii) 1,000,000 shares of Common Stock held by Southwest Value Partners Fund XIV, LP.  Does not include 8,000 shares of unvested restricted stock, which Mr. Sarver has no power to vote or dispose.  Mr. Sarver expressly disclaims any beneficial ownership of the shares listed in (ii) – (v) and (vii) above.

CUSIP No. 59001A102

1.	Names of Reporting Persons Mark A. Schlossberg

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,000,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,692,470**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.8%

14.	Type of Reporting Person (See Instructions) IN

** Includes (i) 474,000 shares of Common Stock held by The Robert Sarver Trust, of which Robert Sarver is the sole trustee; (ii) 4,400 shares of Common Stock held by the Eva Lauren Hilton Trust FBO Eva Lauren Hilton, of which Robert Sarver is the sole trustee; (iii) 4,400 shares of Common Stock held by the Shari Rachel Hilton Trust FBO Shari Rachel Hilton, of which Robert Sarver is the sole trustee; (iv) 6,000 shares of Common Stock held as separate property by Penny Sarver, the spouse of Robert Sarver; (v) 2,000 shares of Common Stock held by Penny Sarver (spouse of Robert Sarver) as custodian FBO Max Sarver (their minor son); (vi) options currently exercisable (or exercisable within 60 days) to acquire 15,750 shares of Common Stock held by Robert Sarver; (vii) 1,185,920 shares of Common Stock held by Fulcrum Homes, LLC; and (viii) 1,000,000 shares of Common Stock held by Southwest Value Partners Fund XIV, LP.  This Reporting Person expressly disclaims any beneficial ownership of the shares listed in (i) – (vii) above.

This Amendment No. 2 amends and supplements the statement on Schedule 13D (the “Statement”) originally filed with the Securities and Exchange Commission on August 16, 2007 and amended on August 17, 2007 by McCarthy Group, LLC; MGI Holdings, Inc.; McCarthy Capital Corporation; Fulcrum Growth Partners II, L.P.; Fulcrum GP, L.L.C., Fulcrum Growth Partners III, L.L.C.; Fulcrum Homes, LLC; Fulcrum Real Estate, LLC; Michael R. McCarthy; Dana C. Bradford; Southwest Value Partners XIV, LP; SWVP Fund, XIV GP, LLC; Southwest Value Partners, LLC; SWVP XIV, LLC; SWVP XIV Management Co., Inc.; Robert G. Sarver and Mark A. Schlossberg (each a “Reporting Person” and collectively, the “Reporting Persons”) with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Meritage Homes Corporation, a Maryland corporation (the “Issuer”). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Statement.  From and after the date hereof, all references in the Statement to the Statement or terms of similar import shall be deemed to refer to the Statement as amended and supplemented hereby.  Information regarding the ownership of Common Stock set forth herein is as of the close of business on November 21, 2008.

Item 1.  Security and Issuer

Response unchanged.

Item 2. Identity and Background

Item 2 is hereby supplemented as follows:

As of the date of this filing, the Reporting Persons are the beneficial owners of, in the aggregate, 2,692,470 shares of Common Stock, representing approximately 8.8% of the shares of Common Stock presently outstanding.

Item 3.  Source and Amount of Funds or Other Consideration

Response unchanged.

Item 4.  Purpose of Transaction

Response unchanged.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) – (b)   As a result of certain matters described in Items 2 and 4 above, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act.  However, neither the present filing nor anything contained herein shall be construed as an admission that all or any of the Reporting Persons constitute a “group” within the meaning of Rule 13d-5(b) under the Act.  As a member of a group, each Reporting Person may be deemed to beneficially own all of the Common Stock beneficially owned by the members of the group as a whole.  The Reporting Persons beneficially own in the aggregate approximately 2,692,470 shares of Common Stock, which represent approximately 8.8% of the class (based on 30,693,856 outstanding shares of Common Stock as of November 4, 2008, as reported in Issuer’s Form 10-Q filed November 5, 2008).  Each of the Reporting Persons expressly disclaims beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Reporting Person's management and control.

Such shares of Common Stock are beneficially owned by the Reporting Persons as follows:

Reporting Person(s)	Aggregate Number Beneficially Owned		Percentage of Class (1)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or Direct the Disposition	Shared Power to Dispose or Direct the Disposition
McCarthy Group, LLC	2,692,470	(2)	8.8%	1,185,920	1,000,000	1,185,920	1,000,000
MGI Holdings, Inc.	2,692,470	(2)	8.8%	1,185,920	1,000,000	1,185,920	1,000,000
McCarthy Capital Corporation	2,692,470	(2)	8.8%	1,185,920	1,000,000	1,185,920	1,000,000
Fulcrum Growth Partners II, L.P.	2,692,470	(2)	8.8%	0	0	0	0
Fulcrum GP, L.L.C.	2,692,470	(2)	8.8%	0	0	0	0
Fulcrum Growth Partners III, L.L.C.	2,692,470	(2)	8.8%	0	0	0	0
Fulcrum Homes, LLC	2,692,470	(3)	8.8%	1,185,920	0	1,185,920	0
Fulcrum Real Estate, LLC	2,692,470	(2)	8.8%	0	1,000,000	0	1,000,000
Michael R. McCarthy	2,692,470	(2)	8.8%	1,185,920	1,000,000	1,185,920	1,000,000
Dana C. Bradford	2,692,470	(2)	8.8%	0	1,000,000	0	1,000,000
Southwest Value Partners Fund XIV, LP	2,692,470	(4)	8.8%	1,000,000	0	1,000,000	0
SWVP Fund XIV GP, LLC	2,692,470	(4)	8.8%	1,000,000	0	1,000,000	0
Southwest Value Partners, LLC	2,692,470	(4)	8.8%	1,000,000	0	1,000,000	0
SWVP XIV, LLC	2,692,470	(4)	8.8%	0	1,000,000	0	1,000,000
SWVP XIV Management Co., Inc.	2,692,470	(4)	8.8%	0	1,000,000	0	1,000,000
Robert G. Sarver	2,692,470	(5)	8.8%	498,550	1,000,000	498,550	1,000,000
Mark A. Schlossberg	2,692,470	(4)	8.8%	0	1,000,000	0	1,000,000

(1) Based on 30,693,856 shares of Common Stock outstanding as of November 4, 2008 (as reported in the Issuer’s Form 10-Q filed on November 5, 2008).

(2) Includes (i) 474,000 shares of Common Stock held by The Robert Sarver Trust, of which Robert Sarver is the sole trustee; (ii) 4,400 shares of Common Stock held by the Eva Lauren Hilton Trust FBO Eva Lauren Hilton, of which Robert Sarver is the sole trustee; (iii) 4,400 shares of Common Stock held by the Shari Rachel Hilton Trust FBO Shari Rachel Hilton, of which Robert Sarver is the sole trustee; (iv) 6,000 shares of Common Stock held as separate property by Penny Sarver, the spouse of Robert Sarver; (v) 2,000 shares of Common Stock held by Penny Sarver (spouse of Robert Sarver) as custodian FBO Max Sarver (their minor son); (vi) options currently exercisable (or exercisable within 60 days) to acquire 15,750 shares of Common Stock held by Robert Sarver; (vii) 1,185,920 shares of Common Stock held by Fulcrum Homes, LLC; and (viii) 1,000,000 shares of Common Stock held by Southwest Value Partners Fund XIV, LP.  This Reporting Person expressly disclaims any beneficial ownership of the shares listed in (i) – (vi) above.

(3) Includes (i) 474,000 shares of Common Stock held by The Robert Sarver Trust, of which Robert Sarver is the sole trustee; (ii) 4,400 shares of Common Stock held by the Eva Lauren Hilton Trust FBO Eva Lauren Hilton, of which Robert Sarver is the sole trustee; (iii) 4,400 shares of Common Stock held by the Shari Rachel Hilton Trust FBO Shari Rachel Hilton, of which Robert Sarver is the sole trustee; (iv) 6,000 shares of Common Stock held as separate property by Penny Sarver, the spouse of Robert Sarver; (v) 2,000 shares of Common Stock held by Penny Sarver (spouse of Robert Sarver) as custodian FBO Max Sarver (their minor son); (vi) options currently exercisable (or exercisable within 60 days) to acquire 15,750 shares of Common Stock held by Robert Sarver; (vii) 1,185,920 shares of Common Stock held by Fulcrum Homes, LLC; and (viii) 1,000,000 shares of Common Stock held by Southwest Value Partners Fund XIV, LP.  Fulcrum Homes, LLC expressly disclaims any beneficial ownership of the shares listed in (i) – (vi) and (viii) above.

(4) Includes (i) 474,000 shares of Common Stock held by The Robert Sarver Trust, of which Robert Sarver is the sole trustee; (ii) 4,400 shares of Common Stock held by the Eva Lauren Hilton Trust FBO Eva Lauren Hilton, of which Robert Sarver is the sole trustee; (iii) 4,400 shares of Common Stock held by the Shari Rachel Hilton Trust FBO Shari Rachel Hilton, of which Robert Sarver is the sole trustee; (iv) 6,000 shares of Common Stock held as separate property by Penny Sarver, the spouse of Robert Sarver; (v) 2,000 shares of Common Stock held by Penny Sarver (spouse of Robert Sarver) as custodian FBO Max Sarver (their minor son); (vi) options currently exercisable (or exercisable within 60 days) to acquire 15,750 shares of Common Stock held by Robert Sarver; (vii) 1,185,920 shares of Common Stock held by Fulcrum Homes, LLC; and (viii) 1,000,000 shares of Common Stock held by Southwest Value Partners Fund XIV, LP.  This Reporting Person expressly disclaims any beneficial ownership of the shares listed in (i) – (vii) above.

(5) Includes (i) 474,000 shares of Common Stock held by The Robert Sarver Trust, of which Robert Sarver is the sole trustee; (ii) 4,400 shares of Common Stock held by the Eva Lauren Hilton Trust FBO Eva Lauren Hilton, of which Robert Sarver is the sole trustee; (iii) 4,400 shares of Common Stock held by the Shari Rachel Hilton Trust FBO Shari Rachel Hilton, of which Robert Sarver is the sole trustee; (iv) 6,000 shares of Common Stock held as separate property by Penny Sarver, the spouse of Robert Sarver; (v) 2,000 shares of Common Stock held by Penny Sarver (spouse of Robert Sarver) as custodian FBO Max Sarver (their minor son); (vi) options currently exercisable (or exercisable within 60 days) to acquire 15,750 shares of Common Stock held by Robert Sarver; (vii) 1,185,920 shares of Common Stock held by Fulcrum Homes, LLC; and (viii) 1,000,000 shares of Common Stock held by Southwest Value Partners Fund XIV, LP.  Does not include 8,000 shares of unvested restricted stock, which Mr. Sarver has no power to vote or dispose.  Mr. Sarver expressly disclaims any beneficial ownership of the shares listed in (ii) – (v) and (vii) above.

(c)  The purchases of Common Stock executed by each of the Reporting Persons within the last 60 days are summarized below to report (i) the total amount of shares that were the subject of transactions effected on each day, and (ii) the lowest and highest price per shares at which the transactions were effected:

Fulcrum Homes, LLC:

Date	Quantity	Low	High
11/21/2008	185,920	5.22	6.00

Southwest Value Partners Fund XIV, LP:

Date	Quantity	Low	High
11/21/2008	125,000	5.307035	6.55

All such transactions were effected in the secondary market through broker-dealers or an electronic trading network; there were no sales of Common Stock by any of the Reporting Persons within the last 60 days.

(d)  Certain Reporting Persons are parties to a number of different operating agreements and partnership agreements pursuant to which non-Reporting Persons have rights to receive dividends from, or the proceeds of the sale of, Common Stock.  However, none of such non-Reporting Persons have the power to cause the sale of Common Stock nor to direct the receipt of dividends from, or proceeds from the sale of, Common Stock.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

The Reporting Persons have not entered into any formal written agreements with each other with respect to the acquisition or disposition of the shares or other matters reported herein.  Although certain Reporting Persons are parties to a number of different operating agreements and partnership agreements, each of such agreements were entered into in advance of the Reporting Persons’ discussions with respect to the securities of the Issuer, and except as described above in Item 4 and incorporated herein by this reference, the Reporting Persons have no other contracts, agreements, understandings or relationships with respect to the securities of the Issuer.

Mr. Robert Sarver is a director of the Issuer, and has received restricted stock and options to purchase Common Stock as compensation for his services.  As of November 21, 2008, Mr. Sarver holds (a) 12,000 shares of restricted stock granted in 2007 under the Issuer’s 2006 Stock Incentive Plan (see Exhibit 7.05) and (b) options to acquire an aggregate of 21,500 shares of Common Stock granted under the Issuer’s 1997 Stock Option Plan (see Exhibit 7.06).  Of the 12,000 shares of restricted stock, 8,000 shares are currently unvested, and will vest in equal increments on the second and third anniversaries of the date of grant; prior to vesting, Mr. Sarver does not have the power to vote or to direct the disposition of these 8,000 shares of restricted stock.  Options to acquire 15,750 shares of Common Stock are currently, or will be within 60 days, vested and exercisable by Mr. Sarver.  The material terms of Mr. Sarver’s options outstanding as of November 21, 2008 are set forth in the table below:

Number of underlying Shares	Exercise Price	Grant Date	Vesting Date	Expiration Date
5,000	$31.31	5/13/2004	5/13/2005	5/12/2011
5,000	$31.31	5/13/2004	5/13/2006	5/12/2011
2,000	$42.82	1/29/2007	1/29/2008	1/28/2014
2,000	$42.82	1/29/2007	1/29/2009	1/28/2014
3,750	$15.98	12/11/2007	12/11/08	12/10/2014
3,750	$15.98	12/11/2007	12/11/09	12/10/2014

Item 7.  Material to Be Filed as Exhibits

Response unchanged.

(signature pages follow)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 24, 2008	McCarthy Group, LLC,
a Delaware limited liability company

	By:	/s/ Michael R. McCarthy
Michael R. McCarthy, Chairman

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 24, 2008	MGI Holdings, Inc.,
a Nebraska corporation

	By:	/s/ Michael R. McCarthy
Michael R. McCarthy, Chairman

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 24, 2008	McCarthy Capital Corporation,
a Nebraska corporation

	By:	/s/ Michael R. McCarthy
Michael R. McCarthy, Chairman

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 24, 2008	Fulcrum Growth Partners II, L.P.,
a Delaware limited partnership

	By:	Fulcrum GP, L.L.C.,
a Delaware limited liability company
	Its:	General Partner

	By:	McCarthy Capital Corporation,
a Nebraska corporation
	Its:	Manager

		By:	/s/ Michael R. McCarthy
Michael R. McCarthy, Chairman

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 24, 2008	Fulcrum GP, L.L.C.,
a Delaware limited liability company

	By:	McCarthy Capital Corporation,
a Nebraska corporation
	Its:	Manager

		By:	/s/ Michael R. McCarthy
Michael R. McCarthy, Chairman

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 24, 2008	Fulcrum Growth Partners III, L.L.C.,
a Delaware limited liability company

By:	McCarthy Group, LLC,
a Delaware limited liability company
Its:	Managing Member

By:	/s/ Michael R. McCarthy
Michael R. McCarthy, Chairman

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 24, 2008	Fulcrum Homes, LLC,
a Nebraska limited liability company

	By:	McCarthy Capital Corporation
a Nebraska corporation
	Its:	Manager

		By:	/s/ Michael R. McCarthy
Michael R. McCarthy, Chairman

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 24, 2008	Fulcrum Real Estate, LLC,
a Delaware limited liability company

	By:	McCarthy Capital Corporation
a Nebraska corporation
	Its:	Manager

	By:	/s/ Michael R. McCarthy
Michael R. McCarthy, Chairman

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 24, 2008	/s/ Michael R. McCarthy
Michael R. McCarthy

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 24, 2008	/s/ Dana C. Bradford
Dana C. Bradford

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 26, 2008	Southwest Value Partners Fund XIV, LP,
a Delaware limited partnership

	By:			SWVP FUND XIV GP, LLC,
a Delaware limited liability company
Its: General Partner

	By:	Southwest Value Partners, LLC,
a Delaware limited liability company
Its: Member

		By:	SWVP XIV, LLC,
a Delaware limited liability company
		Its	Manager

			By:	/s/ Mark A. Schlossberg
Mark A. Schlossberg, President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 26, 2008	SWVP FUND XIV GP, LLC,
a Delaware limited liability company

	By:	Southwest Value Partners, LLC,
a Delaware limited liability company
Its: Member

		By:	SWVP XIV, LLC,
a Delaware limited liability company
		Its:	Manager

			By:	/s/ Mark A. Schlossberg
Mark A. Schlossberg, President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 26, 2008	Southwest Value Partners, LLC,
a Delaware limited liability company

	By:	SWVP XIV, LLC,
a Delaware limited liability company
Its: Manager

	By:	/s/ Mark A. Schlossberg
Mark A. Schlossberg, President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 26, 2008	SWVP XIV, LLC,
a Delaware limited liability company

	By:	/s/ Mark A. Schlossberg
Mark A. Schlossberg, President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 26, 2008	SWVP XIV Management Co., Inc.,
a California corporation

	By:	/s/ Mark A. Schlossberg
Mark A. Schlossberg, President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 26, 2008	/s/ Robert Gary Sarver
Robert Gary Sarver

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 26, 2008	/s/ Mark A. Schlossberg
Mark A. Schlossberg